Exhibit 99.1


Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Securities Exchange Act of 1934, as amended (the "Act"), Aisling Partners, Aisling Partners GP, Mr. Elms, Mr. Purcell and Mr. Schiff are deemed to be beneficial owners of the shares beneficially owned by Aisling only to the extent of the greater of his or its respective direct or indirect interest in the profits or capital account of Aisling. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Aisling Partners, Aisling Partners GP, Mr. Elms, Mr. Purcell or Mr. Schiff is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Aisling in excess of such amount.